As confidentially submitted to the Securities and Exchange Commission on May 8, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AIFU Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street

Shenzhen, 518055

People’s Republic of China

+86 755 22671879

(Address and telephone number of Registrant’s principal executive offices)

(Name, address, and telephone number of agent for service)

Copies to:

Steve Lin, Esq.

Han Kun Law Offices LLP

Rooms 4301-10, 43/F., Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

+852 2820 5600

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                  , 2026.

PROSPECTUS

US$ 300,000,000

AIFU Inc.

Class A Ordinary Shares

Preferred Shares

Warrants

Subscription Rights

Units

Up to 103,747,628 Class A Ordinary Shares Offered by the Selling Shareholders Named Herein

We may from time to time in one or more offerings offer and sell our Class A ordinary shares, preferred shares, warrants, subscription rights and/or a combination of such securities, separately or as units, of an aggregate offering price of up to US$300,000,000. We refer to our Class A ordinary shares, preferred shares, warrants, subscription rights and units collectively as “securities” in this prospectus. This prospectus provides a general description of offerings of these securities that we may undertake.

In addition, this prospectus also covers the sale by certain selling shareholders described herein of up to an aggregate of 103,747,628 Class A ordinary shares. We will not receive any of the proceeds from the sale of Class A ordinary shares by selling shareholders.

We will provide specific terms of any offered securities and offering in one or more supplements to this prospectus. Any prospectus supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and the applicable prospectus supplement as well as the documents incorporated or deemed to be incorporated by reference in this prospectus before you purchase any of the securities offered hereby.

These securities may be offered and sold in the same offering or in separate offerings; to or through underwriters, dealers, and agents; or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our securities, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. For a more complete description of the plan of distribution of these securities, see the section entitled “Plan of Distribution” beginning on page 28 of this prospectus.

Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell the securities covered hereby in a public primary offering with a value exceeding one-third of the aggregate market value of our voting and non-voting common equity held by non-affiliates in any 12-month period so long as the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates remains below US$75,000,000. The aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates was approximately US$43.7 million, which was calculated based on 21,987,212 Class A ordinary shares held by non-affiliates and the per share price of US$1.99, which was the closing price of our Class A ordinary shares on March 13, 2026. During the 12 calendar months prior to and including the date of this prospectus, we have not offered or sold any securities pursuant to General Instruction I.B.5 of Form F-3.

Our Class A ordinary shares are listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “AIFU.” On May 7, 2026, the closing price of our Class A ordinary shares on Nasdaq was US$1.51 per share.

AIFU Inc. is a Cayman Islands holding company primarily operating in China through our PRC subsidiaries, including Zhonglian Enterprise and Xinlian Information, and their subsidiaries in which we hold equity ownership interests. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in value-added telecommunication services, and therefore prior to December 27, 2024 we operated our internet-based insurance distribution business through Xinbao Investment and Fanhua RONS Technologies, which we refer to as the former consolidated VIEs in this prospectus. There were historical contractual arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the former consolidated VIEs (the “Contractual Arrangements”). Except for 49% equity interests that we previously held in Xinbao Investment, we and our shareholders did not have any equity interests in the former consolidated VIEs and relied on the Contractual Arrangements to direct the business operations of the former consolidated VIEs. In December 2024, as part of a share exchange transaction with BGM Group Ltd. (“BGM”), our beneficial ownership in Xinbao Investment and Fanhua RONS Technologies was transferred to BGM in exchange of shares of BGM (“Share Exchange”). The Contractual Arrangements were subsequently terminated. As a result, Xinbao Investment and Fanhua RONS Technologies have been deconsolidated from our consolidated financial statements since December 31, 2024. As of the date of this prospectus, our operations in China are conducted by our PRC subsidiaries and we do not have any VIE structure. As used in this prospectus, “we,” “us,” or “our” refers to AIFU Inc. and its subsidiaries.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Similar to situations of many other countries, the PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, the PRC government has historically initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, strengthened supervision on overseas listings by China-based companies, adopting new measures to extend the scope of cybersecurity reviews and data security protection, and expanding the efforts in anti-monopoly enforcement. The PRC government may also regulate our operations by adopting new laws and regulations from time to time. The PRC government has historically published policies that significantly affected certain industries. Furthermore, the PRC government has recently made efforts to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China” in our annual report on Form 20-F for the fiscal year ended December 31, 2025, or the 2025 Form 20-F.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, or the 2021 Determination, including our former auditor. On May 26, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the HFCA Act. On December 15, 2022, the PCAOB issued a report that vacated its 2021 Determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Enrome LLP which replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP on January 23, 2025, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to the 2021 Determination. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Ordinary Shares—The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Ordinary Shares—Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” in our 2025 Form 20-F.

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former consolidated VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the historical Contractual Arrangements among our WFOEs, namely Fanhua Group Company and Fanlian Investment, the former consolidated VIEs, and the shareholders of the former consolidated VIEs, our WFOEs provided consultation and training services to the former consolidated VIEs, and were entitled to all of the economic benefits of the former consolidated VIEs and its subsidiaries in the form of service fees. The historical Contractual Arrangements provided that the former consolidated VIEs shall pay a quarterly fee calculated primarily based on a percentage of its revenues.

Technology consulting and service agreements were entered into between (i) Fanhua Group Company and (ii) Xinbao Investment and each of its subsidiaries on March 1, 2022 and consulting and service agreements were entered into between (i) Fanlian Investment and (ii) Fanhua RONS Technologies and each of its subsidiaries. No service fees were incurred in 2023, 2024 and 2025. The cash flows occurred between our subsidiaries and the former consolidated VIEs included the following: (1) cash received by the former consolidated VIEs from our subsidiaries as inter-company advances amounted to RMB39.4 million, RMB46.8 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively; and (2) net commissions received by our subsidiaries from the former consolidated VIEs offset by technology services paid by our subsidiaries to the former consolidated VIEs amounted to RMB56.7 million, RMB34.5 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively. Although we had previously declared and paid cash dividends, we have no plan to declare or pay any dividends in the near future on our Class A ordinary shares. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations, subject to satisfaction of applicable government registration and approval requirements. To the extent cash or assets are held in mainland China or by a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to the intervention in or imposition of restrictions and limitations on the ability of AIFU Inc. or our subsidiaries by the PRC government to transfer cash or assets. While there are currently no such restrictions or limitations in Hong Kong on cash transfers to, or from, entities in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to the interventions in or imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. AIFU Inc.’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by the WFOEs. Under PRC laws and regulations, the WFOEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to AIFU Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. The WFOEs are required to set aside at least 10% of their respective after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At its discretion, each of the WFOEs may allocate a portion of its after-tax profits based on PRC GAAP to discretional funds. As a result, the WFOEs may not have sufficient distributable profits to pay dividends to us in the near future.

Investing in these securities involves certain risks. Please see the “Risk Factors” in Item 3.D of our most recent annual report on Form 20-F incorporated by reference in this prospectus, the “Risk Factors” contained in this prospectus, and the risks described in any applicable prospectus supplement, for a discussion of the factors you should consider carefully before making a decision to invest in our securities.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus, including any prospectus supplement and documents incorporated by reference. Any representation to the contrary is a criminal offense.

The date of this prospectus is        , 2026

You should rely only on the information contained or incorporated by reference into this prospectus, in the applicable prospectus supplement or in any free writing prospectus filed by us with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained or incorporated by reference into this prospectus and any prospectus supplement or in any free writing prospectus is accurate as of any date other than the respective dates thereof. Our business, financial condition, results of operations and prospects may have changed since those dates.

We and the selling shareholders are not making an offer to sell the securities or soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC. By using a shelf registration statement, we or any selling shareholder may, at any time and from time to time, offer and/or sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities offered. We may also add, update or change information contained in this prospectus by means of a prospectus supplement or by incorporating by reference information that we file or furnish to the SEC. If there is any inconsistency between the information in this prospectus and any related prospectus supplement, you should rely on the information in the applicable prospectus supplement. As allowed by the SEC rules, this prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus or any prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should carefully read this document and any applicable prospectus supplement. You should also read the documents we have referred you to under “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference” below for information on our company, the risks we face and our financial statements. The registration statement and exhibits can be read on the SEC’s website as described under “Where You Can Find More Information About Us.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires:

●	“ADSs” refers to the American depositary shares, each of which previously represented 20 Class A ordinary shares; on May 20, 2025 we implemented a substitution listing whereby all ADSs were exchanged into Class A ordinary shares, and our ADR facility was terminated;

●	“China” or “the PRC” refers to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau (“Hong Kong ASR” and “Macau SAR”), and only when this prospectus refers to specific laws and regulations adopted by the PRC, reference to “China” or the “PRC” excludes Taiwan, Hong Kong SAR and Macau SAR). Unless the context otherwise indicates, the legal and operational risks associated with operating in China discussed in this prospectus also apply to any operations we may now or in the future carry out in Hong Kong SAR or Macau SAR;

●

“shares” or “ordinary shares” for periods on or after May 21, 2025 refers to our Class A ordinary shares and Class B ordinary shares, par value of US$0.4 per share, and “shares” or “ordinary shares” for periods prior to May 21, 2025 refers to our Class A ordinary shares and Class B ordinary shares, par value of US$0.001 per share, as the context requires. For purposes of this prospectus and unless the context otherwise requires:

○	“Class A ordinary shares” for periods on or after May 21, 2025 refers to our Class A ordinary shares, par value US$0.4 per share; “Class A ordinary shares” for periods prior to May 21, 2025 refers to our Class A ordinary shares, par value US$0.001 per share, with all such share numbers presented on a post-Share Consolidation basis;

○	“Class B ordinary shares” for periods on or after May 21, 2025 refers to our Class B ordinary shares, par value US$0.4 per share; “Class B ordinary shares” for periods prior to May 21, 2025 refers to our Class B ordinary shares, par value US$0.001 per share, with all such share numbers presented on a post-Share Consolidation basis;

●	“former consolidated VIEs” refers to Shenzhen Xinbao Investment Management Co., Ltd., or Xinbao Investment, Fanhua RONS (Beijing) Technologies Co., Ltd., or Fanhua RONS Technologies, and their respective subsidiaries, all of which have been divested in a share exchange transaction with BGM Group Ltd. (“BGM”) on December 27, 2024;

●	“WFOEs” refers to Fanhua Insurance Sales Service Group Company Limited, or Fanhua Group Company, and Beijing Fanlian Investment Co., Ltd., or Fanlian Investment. Fanlian Investment was disposed of in June 2025;

●	“customer” refers to policyholder or our insurance company partner which we define as customer under ASC 606;

●	“HK$” and “HK dollars” refers to the legal currency of Hong Kong SAR;

●	“Parent” refers to AIFU Inc., a Cayman Islands holding company;

●	“provinces” of China refer to the 23 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing), the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi), excluding, solely for the purpose of this prospectus, Taiwan, Hong Kong SAR and Macau SAR;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States; and

●	“we,” “us,” “our company,” “the Company”, “our” or “AIFU” refers to AIFU Inc. (formerly known as CNinsure Inc., Fanhua Inc. and AIX Inc.) and its subsidiaries and, in the context of describing its operations and consolidated financial information, its former consolidated VIEs which are its consolidated affiliated entities, if applicable. As described elsewhere in this prospectus, we did not own these former consolidated VIEs, and the results of the former consolidated VIEs’ operations only accrued to us through the Contractual Arrangements between the former consolidated VIEs, the former consolidated VIEs’ nominee shareholders, and certain of our subsidiaries. Accordingly, in appropriate contexts we will describe the former consolidated VIEs’ activities separately from those of our directly and indirectly owned subsidiaries, and our use of the terms “we,” “us,” and “our” may not include the former consolidated VIEs in those contexts.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. All discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

On October 31, 2024, our then authorized share capital was reclassified as US$10,000,000 divided into (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each. Each holder of our Class A ordinary shares is entitled to one vote per share, and each holder of our Class B ordinary shares is entitled to 100 votes per share on all matters subject to vote at a general meeting of us.

On May 20, 2025, we terminated the American depositary receipt facility for our ADSs and ceased the listing of the ADSs on Nasdaq. On May 21, 2025, we implemented a 400-for-1 share consolidation (the “Share Consolidation”), pursuant to which every four hundred (400) issued and authorized Class A ordinary shares and Class B ordinary shares of a par value of US$0.001 each were consolidated into one (1) Class A ordinary shares or Class B ordinary share, respectively, with a par value of US$0.4 per share.

Immediately following the completion of the Share Consolidation, on May 21, 2025, our authorized share capital was increased to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each.

On May 21, 2025, our Class A ordinary shares commenced trading on Nasdaq on a post-Share Consolidation basis in substitution for the ADSs, under the same symbol “AIFU.”

All share and per share information presented in this prospectus for all periods has been retrospectively adjusted to reflect the Share Consolidation, unless otherwise stated. For additional clarity, certain figures may also be presented on a pre-consolidation basis followed by their post-consolidation equivalent in parentheses.

References in any prospectus supplement to “the accompanying prospectus” are to this prospectus and to “the prospectus” are to this prospectus and the applicable prospectus supplement taken together.

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement, and the information incorporated by reference herein may contain forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but not limited to, statements about our goals and growth strategies, our future business development, financial condition and results of operations, our expectations regarding demand for and market acceptance of our products and services, and assumptions underlying or related to any of the foregoing.

You should read these statements in conjunction with the risk factors discussed under the heading “Risk Factors” included in the applicable prospectus supplement or under similar headings in other documents which are incorporated by reference in this prospectus. And you should read thoroughly this prospectus and the documents that we refer to in this prospectus thoroughly with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

OUR COMPANY

Overview

We are a leading independent financial services platform powered by artificial intelligence. Founded in 1998, we specialize in delivering full-lifecycle insurance solutions and value-added services to individuals and families, with a focus on the mass-affluent and high-net-worth segments.

Through end-to-end integration across the insurance value chain, we have built an ecosystem connecting financial institutions, licensed intermediaries (including independent agencies), and third-party service providers. Our platform provides holistic support and AI-driven solutions to empower partners in enhancing operational efficiency, enabling precision client matching, and facilitating scalable growth.

By deeply integrating technologies such as artificial intelligence, big data analytics, and robotic process automation, we offer a suite of intelligent services, including smart customer engagement, risk forecasting and management, intelligent marketing and client education, as well as compliance management and data security. These capabilities enable us and our partners to expand market reach, reduce operational costs, and deliver faster, more tailored services to end customers.

Against the backdrop of China’s aging population and expanding middle class, demand for retirement planning, health insurance, and wealth management solutions is rising rapidly. To capitalize on these trends, We remain committed to strengthening our AI and data capabilities, advancing the professionalism of our advisory teams, expanding online and offline distribution channels, and deepening integration across our ecosystem to drive industry consolidation and unlock sustained value creation.

As of March 31, 2026, we, through Fanhua Group Company, controlled seven insurance intermediary companies in mainland China, including one insurance agency with a national operating license, four regional agencies and two insurance brokerage firms.

Our Holding Company Structure and Contractual Arrangements with the Former Consolidated VIEs

AIFU Inc. is a Cayman Islands holding company primarily operating in China through our PRC subsidiaries, including Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd., or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd., or Xinlian Information, and their respective subsidiaries.

We currently conduct our insurance agency business in mainland China primarily through our wholly-owned subsidiary Fanhua Group Company and its subsidiaries. As of March 31, 2026, we, through Fanhua Group Company, have controlling equity ownership in one insurance agency with a national operating license, four regional insurance agencies and two insurance brokerage firms. Fanhua Group Company and its direct and indirect subsidiaries hold the licenses and permits necessary to conduct our insurance intermediary business and internet insurance distribution business in China.

The following diagram illustrates the corporate structure of us, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and their respective subsidiaries as of the date of this prospectus:

Prior to December 27, 2024, due to restriction on foreign ownership and investment in certain internet-based businesses, we operated our internet-based business in China through the former consolidated VIEs, namely Xinbao Investment and Fanhua RONS Technologies, and their subsidiaries, and relied on the Contractual Arrangements among (x) our wholly-owned PRC subsidiaries Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs and (z) the individual nominee shareholders of the former consolidated VIEs to control the business operations of the former consolidated VIEs and their subsidiaries.

Our historical contractual agreements included: (i) technology consulting and service agreements and consulting and service agreements, which enabled us to receive all of the economic benefits of the former consolidated VIEs and their subsidiaries, (ii) loan agreements, powers of attorney and equity pledge agreements, which provided us with effective control over the former consolidated VIEs and their subsidiaries, and (iii) exclusive purchase option agreements, which provided us with the option to purchase all of the equity interests in the former consolidated VIEs, and (iv) equity pledge agreements, which, in combination of the aforementioned loan agreements, provided us with control over the former consolidated VIEs and their subsidiaries. As a result of the historical Contractual Arrangements, we were able to direct the activities of and derive economic benefits from the former consolidated VIEs and were considered the primary beneficiary of the former consolidated VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the former consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP.

In December 2024, as part of a share exchange transaction with BGM, our beneficial ownership in Xinbao Investment and Fanhua RONS Technologies was transferred to BGM in exchange of Class A ordinary shares of BGM. These Contractual Arrangements were subsequently terminated. As a result, Xinbao Investment and Fanhua RONS Technologies have been deconsolidated from our consolidated financial statements since December 31, 2024. As of the date of this prospectus, our operations in China are conducted by our PRC subsidiaries and we do not have any VIE structure.

In the opinion of Hai Run Law Firm, our PRC legal counsel, (i) the ownership structure relating to the former consolidated VIEs did not violate the existing PRC laws and regulations; (ii) the Contractual Arrangements with the former consolidated VIEs and the individual shareholders were legal, valid and binding obligation of such parties, and enforceable against such parties in accordance with their respective terms; and (iii) the execution, delivery and performance of the Contractual Arrangements did not result in any violation of the provisions of the articles of association and business licenses of the former consolidated VIEs, and any violation of any current PRC laws and regulations.

CSRC Approval and Filing Required for Overseas Securities Offerings

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the New Overseas Listing Rules and five guidelines, or collectively, the Filing Rules, which came into effect on March 31, 2023. Under the Filing Rules, a filing-based regulatory system shall be applied to “indirect overseas offerings and listings” of PRC domestic companies, which refers to securities offerings and listings in an overseas market made under the name of an offshore entity but based on the underlying equity, assets, earnings or other similar rights of a domestic company that operates its main business domestically. The Filing Rules state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future securities offerings and listings in an overseas market may also be subject to the filing requirements under the Filing Rules. In addition, we cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us or otherwise to tighten the regulations on PRC companies seeking overseas offering or listing. Any failure to obtain the relevant approval or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other penalties from the CSRC or other PRC regulatory authorities, which may have a material adverse effect on our business, operations or financial conditions.  See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures” in the 2025 Form 20-F.

We are required to make a filing with the CSRC after the completion of any future offering made pursuant to this prospectus and for our other future offerings and listing of our securities in an overseas market under the Filing Rules.

Permissions and Licenses for Our Operations in PRC

We currently conduct our business primarily through our subsidiaries in China, and historically through the former consolidated VIEs and their subsidiaries in China until December 27, 2024. As of the date of this prospectus, our subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for our operations in China, including, among others, the business license, insurance distribution licenses, insurance broker licenses. Theses licenses are the only permissions and approvals that our PRC subsidiaries are required to obtain to conduct our business in China. However, there can be no assurance that we will be able to obtain, renew and/or convert all of the approvals, licenses, and permits required for our existing business operations upon their expiration in a timely manner or duly complete necessary registration or filings with the relevant governmental authorities for any of our new business.

In addition, as described above, the PRC government has recently tightened the regulation of cybersecurity, and indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. In addition, we are required to complete the filing with the CSRC for our future overseas securities offerings under the Filing Rules.

We manage our business operations in a prudent manner where we determine whether a particular regulatory permission or approval is required based on opinions and guidance from our in-house and external legal counsel and relevant governmental authorities, as the case may be. As of the date of this prospectus, we have not received any regulatory notice requesting us to obtain a permission or approval that we have concluded is not required. However, given the significant uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to apply for and obtain additional licenses, permits, filings, or approvals for our business operations in the future. If (i) we or our PRC subsidiaries do not receive or maintain any required permission or approval, (ii) we or our PRC subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and we or our PRC subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our shares could significantly decline or become worthless.

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020 and amended by the Consolidated Appropriations Act, 2023 enacted on December 29, 2022. The amended HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued its report notifying the SEC of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, or the 2021 Determination, including our former auditor. On May 26, 2022, we were conclusively identified by the SEC as a Commission-Identified Issuer under the HFCA Act. On December 15, 2022, the PCAOB issued a report that vacated its 2021 Determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Our current auditor, Enrome LLP which replaced Deloitte Touche Tohmatsu Certified Public Accountants LLP on January 23, 2025, is headquartered in Singapore and subject to inspection by the PCAOB. Our current auditor was not among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that were subject to the 2021 Determination. As a result, we do not believe we are at risk of having our securities subject to a trading prohibition under the HFCA Act unless a new determination is made by the PCAOB.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Ordinary Shares—The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Ordinary Shares—Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” in our 2025 Form 20-F.

Cash Flows between AIFU Inc, its Subsidiaries and the Former Consolidated VIEs

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former consolidated VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the historical Contractual Arrangements among our WFOEs, namely Fanhua Group Company and Fanlian Investment, the former consolidated VIEs, and the shareholders of the former consolidated VIEs, our WFOEs provided consultation and training services to the former consolidated VIEs, and were entitled to all of the economic benefits of the former consolidated VIEs and its subsidiaries in the form of service fees. The historical Contractual Arrangements provided that the former consolidated VIEs shall pay a quarterly fee calculated primarily based on a percentage of its revenues.

Technology consulting and service agreements were entered into between (i) Fanhua Group Company and (ii) Xinbao Investment and each of its subsidiaries on March 1, 2022 and consulting and service agreements were entered into between (i) Fanlian Investment and (ii) Fanhua RONS Technologies and each of its subsidiaries. No service fees were incurred in 2023, 2024 and 2025. The cash flows occurred between our subsidiaries and the former consolidated VIEs included the following: (1) cash received by the former consolidated VIEs from our subsidiaries as inter-company advances amounted to RMB39.4 million, RMB46.8 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively; and (2) net commissions received by our subsidiaries from the former consolidated VIEs offset by technology services paid by our subsidiaries to the former consolidated VIEs amounted to RMB56.7 million, RMB34.5 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively. Although we had previously declared and paid cash dividends, we have no plan to declare or pay any dividends in the near future on our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “—Financial Information Related to the Former Consolidated VIEs” below and “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy” in our 2025 Form 20-F.

Restrictions on Foreign Exchange and our Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

As of the date of this prospectus, we do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations, subject to satisfaction of applicable government registration and approval requirements. To the extent cash or assets are held in mainland China or by a mainland China entity, the funds or assets may not be available to fund operations or for other use outside of mainland China due to the intervention in or imposition of restrictions and limitations on the ability of AIFU Inc. or our subsidiaries by the PRC government to transfer cash or assets. While there are currently no such restrictions or limitations in Hong Kong on cash transfers to, or from, entities in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Hong Kong subsidiaries in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to the interventions in or imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government.

AIFU Inc.’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by the WFOEs. Under PRC laws and regulations, the WFOEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to AIFU Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. The WFOEs are required to set aside at least 10% of their respective after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At its discretion, each of the WFOEs may allocate a portion of its after-tax profits based on PRC GAAP to discretional funds. As a result, the WFOEs may not have sufficient distributable profits to pay dividends to us in the near future. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” in our 2025 Form 20-F.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or the SAFE, or its local branches, by complying with certain procedural requirements under PRC foreign exchange regulations, such as the overseas investment registrations by the beneficial owners of our Company who are PRC residents. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to AIFU Inc. In addition, the WFOE is required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—PRC governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” in the 2025 Form 20-F.

For PRC and United States federal income tax consideration of an investment in our shares, see “Taxation.”

Financial Information Related to the Former Consolidated VIEs

The following tables set forth the summary of the consolidated statement of income and cash flows in 2023 and 2024 of AIFU Inc., our wholly foreign-owned subsidiaries (“WFOEs”), or Fanhua Group Company and Fanlian Investment, that were the primary beneficiaries of the former consolidated VIEs under accounting principles generally accepted in the United States, or U.S. GAAP, our other subsidiaries and the former consolidated VIEs and their subsidiaries.

	For the year ended December 31, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total
	(RMB in thousands)
Total net revenues	-	178,697	-	1,279,788	(126,707)	1,331,778
Third-party revenues	-	123,593	-	1,208,185	-	1,331,778
Intra-Group revenues	-	55,104	-	71,603	(126,707)	-
Total operating costs and expenses	(46,159)	(164,218)	(15,775)	(1,679,451)	126,707	(1,778,896)
Third-party operating costs and expenses	(46,159)	(92,617)	(15,773)	(1,624,347)	-	(1,778,896)
Intra-Group operating costs and expenses	-	(71,601)	(2)	(55,104)	126,707	-
Income (loss) from operations	(46,159)	14,479	(15,775)	(399,663)	-	(447,118)
Interest income, net	353	1,422	10,566	2,751	-	15,092
Investment income	5,095	-	23,131	14,062	-	42,288
Gains (Losses) from fair value change of a short term investment	4,089	-	-	(82,588)	-	(78,499)
Gain from the disposal of subsidiaries	-	-	2,635	894,671	-	897,306
Others, net	3,844	5,581	(47,970)	10,784	-	(27,761)
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	487,738	-	12,327	-	(500,065)	-
Share of income of affiliates, net of impairment	-	-	-	(5,052)	-	(5,052)
Income tax expenses	-	(612)	-	(91,342)	-	(91,954)
Net (loss) income from continuing operations	454,960	20,870	(15,086)	343,623	(500,065)	304,302
Net income from discontinued operations, net of tax				5,172		5,172
Net income (loss)	454,960	20,870	(15,086)	348,795	(500,065)	309,474

Note:

(1)	The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments (1)	Consolidated total

Total net revenues	-	168,965	-	2,718,767	(127,284)	2,760,448
Third-party revenues	-	122,880	-	2,637,568	-	2,760,448
Intra-Group revenues	-	46,085	-	81,199	(127,284)	-
Total operating costs and expenses	(24,645)	(182,156)	(29,953)	(2,472,510)	125,289	(2,583,975)
Third-party operating costs and expenses	(24,645)	(100,956)	(29,953)	(2,428,421)	-	(2,583,975)
Intra-Group operating costs and expenses	-	(81,200)	-	(44,089)	125,289	-
Income (loss) from operations	(24,645)	(13,191)	(29,953)	246,257	(1,995)	176,473
Interest income, net	1,201	1,182	7,934	4,688	-	15,005
Investment income	10,359	-	21,105	16,786	-	48,250
Gains from fair value change of a short term investment	6,650	-	-	96,217	-	102,867
Others, net	-	409	4,355	1,408	-	6,172
Share of income from subsidiaries and the VIEs and VIEs’ subsidiaries	285,595	-	194,973		(480,568)	-
Share of income (loss) of affiliates, net of impairment	1,317	-	-	(2,634)	-	(1,317)
Income tax expenses	-	(1,485)	-	(57,721)	-	(59,206)
Net (loss) income from continuing operations	280,477	(13,085)	198,414	305,001	(482,563)	288,244
Net income from discontinued operations, net of tax				855		855
Net income (loss)	280,477	(13,085)	198,414	305,856	(482,563)	289,099

Note:

(1)	The elimination mainly represents (i) the intercompany service fee related to agency services for distributing life insurance products and non-life insurance products on behalf of insurance companies provide by consolidated affiliated entities to subsidiaries and (ii) the intercompany service fee related to technology services provided by our consolidated variable interest entities to our subsidiaries.

	For the year ended December 31, 2024
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(22,904)	(32,908)	33,079	165,585	-	142,852
Net cash (used in) generated from transactions with external parties	(22,904)	1,618	33,079	131,059	-	142,852
Net cash (used in) generated from transactions with internal companies	-	(34,526)	-	34,526	-	-
Cash flows from investing activities:	(3,937)	(25,182)	(650,466)	(410,622)	653,617	(436,590)
Net cash generated from (used in) transactions with external parties	(15,024)	(25,182)	(650,466)	254,082	-	(436,590)
Net cash generated from (used in) transactions with internal companies	11,087	-	-	(664,704)	653,617	-
Cash flows from financing activities:	(5,642)	46,797	617,403	(69,330)	(653,617)	(64,389)
Net cash (used in) generated from transactions with external parties	(5,642)	-	-	（58,747)	-	(64,389)
Net cash generated from (used in) transactions with internal companies	-	46,797	617,403	(10,583)	(653,617)	-

	For the year ended December 31, 2023
	Parent	Consolidated VIEs and their subsidiaries	WFOEs	Other subsidiaries	Eliminating adjustments	Consolidated total
	(RMB in thousands)
Cash flows from operating activities:	(36,520)	(52,983)	6,620	184,670	-	101,787
Net cash (used in) generated from transactions with external parties	(36,520)	3,754	6,620	127,933	-	101,787
Net cash (used in) generated from transactions with internal companies	-	(56,737)	-	56,737	-	-
Cash flows from investing activities:	20,092	(20,095)	384,002	(177,970)	(451,849)	(245,820)
Net cash generated from (used in) transactions with external parties	30,097	(20,095)	384,002	(639,824)	-	(245,820)
Net cash (used in) generated from transactions with internal companies	(10,005)	-	-	461,854	(451,849)	-
Cash flows from financing activities:	(29,044)	39,359	(502,207)	137,731	451,849	97,688
Net cash (used in) generated from transactions with external parties	(29,044)	-	-	126,732	-	97,688
Net cash generated from (used in) transactions with internal companies	-	39,359	(502,207)	10,999	451,849	-

Summary of Risk Factors

Investing in our securities involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our securities. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in “Risk Factors” and “Item 3. Key Information — D. Risk Factors” in the 2025 Form 20-F, which is incorporated herein by reference.

Risks Related to Our Business and Industry

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

●	We may not be successful in implementing our refined growth strategy or pursuing new growth opportunities, which could adversely affect our business and financial results.

●	If and when our contracts with insurance companies are suspended or changed, our business and operating results will be materially and adversely affected.

●	If we fail to attract and retain productive agents, especially entrepreneurial agents, our business and operating results could be materially and adversely affected.

●	Failure of our digitalization and technology initiatives could materially and adversely affect our business, financial condition and results of operations.

●	All of our personnel engaging in insurance agency activities are required under relevant PRC regulations to register with the NFRA’s Insurance Intermediaries Regulatory Information System. If our sales personnel fail to finish practice registration, our business may be materially and adversely affected.

●	Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

●	Changes in the regulatory environment in China have materially affected, and may continue to materially and adversely affect, our business and results of operations.

●	We may be unsuccessful in identifying suitable acquisition candidates, completing acquisitions, integrating acquired companies or the acquired companies may not perform to our expectations, which could adversely affect our growth.

●	Competition in our industry is intense and, if we are unable to compete effectively with both existing and new market participants, we may lose customers, and our financial results may be negatively affected.

●	Because the commission and fee we earn on the sale of insurance products is based on premiums, commission and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operations.

Risks Related to Our Corporate Structure

●	AIFU Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries. It historically also operated a small part of its business through Contractual Arrangements with our Former Consolidated VIEs until December 27, 2024. If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

●	The historical Contractual arrangements we have entered into with our former consolidated VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

●	The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in our shares and our business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

●	We are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects, and may result in a material change in our operations and/or the value of our shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

●	It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Risks Related to Doing Business in China

●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings, capital raising activities and acquisitions or other trading arrangements of domestic enterprises conducted by China-based issuers. We must file with the CSRC within three business days after the issuance, and also may be required to go through cybersecurity review under the new laws and the draft laws and regulations of mainland China if authorities identifying us as a critical information infrastructure operator or requiring us to going through review by the CAC, which remains unclear. And, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or other regulatory procedures.

●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

●	A downturn in the Chinese or global economy could have a material adverse effect on our business.

●	Governmental control of currency conversion may affect the value of your investment.

●	The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries, which could have a material adverse effect on our result of operations.

Risks Related to Our Ordinary Shares

●	We may be unable to comply with the applicable continued listing requirements of Nasdaq.

●	The PCAOB had historically been unable to inspect our auditors in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditors in the past has deprived our investors with the benefits of such inspections.

●	Our Class A ordinary shares may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

●	The trading price of our Class A ordinary shares may be volatile.

●	Under our dual-class share structure with different voting rights, holders of Class B ordinary shares have complete control of the outcome of matters put to a vote of shareholders, which may limit ability of holders of our Class A ordinary shares to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

●	Substantial future sales or perceived potential sales of our ordinary shares or other equity securities in the public market could cause the price of our shares to decline.

Corporate Information

Our principal executive offices are located at Room 1, Building 10, Jinzhong Guobin Hui Qinyuan 2nd Road, Lihu Community, Xili Street, Shenzhen, 518055, People’s Republic of China. Our telephone number at this address is +86-755-2267-1879. Our registered office is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. You can also find information on our website at http://ir.aifugroup.com. The information contained on our website is not a part of this prospectus.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risk factors discussed or incorporated by reference in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or incorporated by reference in this prospectus. You should also consider the risks and uncertainties discussed under the heading “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2025, which is incorporated by reference in this prospectus, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities we offer as set forth in the applicable prospectus supplement(s).

We will not receive any proceeds from the sale or other distribution of our securities by the selling shareholders.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of our share capital and certain provisions of our currently effective memorandum and articles of association. This summary does not purport to be complete and is qualified in its entirety by the provisions of our currently effective memorandum and articles of association and applicable provisions of the laws of the Cayman Islands. All capitalized terms used in this section are as defined in our currently effective memorandum and articles of association, unless elsewhere defined herein.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$4,000,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each. As of the date of this prospectus, 123,514,110 ordinary shares are issued and outstanding, comprising of 118,514,110 Class A ordinary shares and 5,000,000 Class B ordinary shares.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our amended and restated memorandum and articles of association adopted by a special resolution passed on April 17, 2025 and the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Ordinary Shares. Our authorized share capital is US$4,000,000,000 divided into 10,000,000,000 Ordinary Shares, comprising of (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.4 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights. The holders of our Class A ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Each Class B ordinary shares confers upon the holder no right to any share in any dividend or distribution paid by the Company.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. On a show of hands, each shareholder present in person or by proxy (or, for a corporation or other non-natural person, present by its duly authorized representative or proxy) at a general meeting shall have one vote and on a poll, shall have one vote for each Class A ordinary share registered in his name in the register of members of our company and one hundred (100) votes for each Class B ordinary share registered in his or her name in the Register, on any and all matters subject to a vote at such meeting. Voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding not less than ten percent of our paid-up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders holding in aggregate not less than one-third of all our issued voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We may, but are not obliged, to hold an annual general meeting of shareholders. General meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital as at the date of deposit of the requisition. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting or may be approved in writing by all of the shareholders entitled to vote at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting or may be passed as a unanimous written resolution. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of a larger amount than our existing shares, and canceling any shares which have not been taken or agreed to be taken.

Transfer of Shares. Subject to the restrictions of our articles of association, as applicable, any of our Class A ordinary shareholders may transfer all or any of his or her Class A ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board. No Class B ordinary share may be sold, transferred, assigned, pledged, or otherwise disposed of, or used as collateral for loans or any obligations.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share, at the option of the holder, subject to approval by no less than two-thirds of the board of directors or by written resolutions of all the directors. In no event shall Class A ordinary shares be convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares under the following circumstances: (i) if the holder is an employee, upon the termination of their employment (howsoever arising) with the Company; (ii) if the holder is a Director, upon their resignation or removal from the board of directors; and (iii) if the holder is a wholly-owned company (“Owned Company”) of a director, senior Management, or an existing shareholder, upon the individual ceasing to wholly own the Owned Company.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of Class A ordinary shares may be distributed among the holders of the Class A ordinary shares as determined by the liquidator, subject to sanction of an ordinary resolution of our company. Each Class B ordinary share confers upon the holder no right to any share in the distribution of the surplus assets of the Company upon liquidation or otherwise,

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares (including any redeemable shares) in such manner and on such other terms as determined by the board of directors in their sole discretion and agreed with the relevant shareholder, in accordance with our articles of association. The manner of purchase specified in our articles of association, which cover purchases of shares listed on an internationally recognized stock exchange and shares not so listed, is in accordance with Section 37(2) of the Companies Act or any modification or reenactment thereof for the time being in force. In addition, our company may accept the surrender of any fully paid share for no consideration. Pursuant to the Companies Act, upon the repurchase, redemption or surrender of shares, the board of directors can determine whether or not to cancel those shares or hold them as treasury shares pending cancellation, transfer or sale. The company must obtain authorization to hold such shares as treasury shares either in accordance with the procedures set out in the company’s articles of association or (if there are none) by a board resolution before being repurchased, redeemed or surrendered in accordance with the usual rules and articles. The Company may, at its option, redeem all or any of the Class B ordinary shares held by any person at any time, at such price, and in such manner as may be determined by the board of directors, in accordance with our articles of association.

Variations of Rights of Shares. If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our articles of association, be varied or abrogated with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we make our annual reports, which contain our audited financial statements, available to our shareholders. See “Item 10. Additional Information—10.H. Documents on Display” in the 2025 Form 20-F.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of shareholders or class of shareholders, as the case may be; or (b) a majority in number representing 75% in value of creditors or each class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% in value of the shares for which the offer has been made, the offeror may, within a two-month period after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers for the time being and from time to time, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person's willful neglect or default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning or in any way related to our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow our shareholders holding, at the date of deposit of the requisition, not less than one-third of the share capital of the Company which as at that date carry the right to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed by a special resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive months and our board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of our amended and restated memorandum and articles of association or the Companies Act.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a) is or is likely to become unable to pay its debts; and

(b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated memorandum and articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into different classes of shares, the rights attached to any such class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, subject to our amended and restated memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares and Warrants

On December 30, 2024, we entered into a share subscription agreement with each of Maase Inc. and Infinew Limited, pursuant to which we issued 1,275,000 Class B ordinary shares (as adjusted for the 400-for-1 Share Consolidation effective on May 21, 2025) to Maase Inc. and 1,225,000 Class B ordinary shares to Infinew Limited, at a price of US$0.4 per Class B ordinary share, for a total consideration of US$510,000 and US$490,000, respectively. The share issuance was completed on January 2, 2025. Each of Maase Inc. and Infinew Limited subsequently converted all of their respective Class B ordinary shares to Class A ordinary shares on a one-for-one basis.

On July 7, 2025, we entered into a definitive share purchase agreement for a private placement and warrant offering with certain investors, pursuant to which, we agreed to issue and sell to the investors, (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.4 per share, at a price of $3.156 per share (the “Share Issuance”), and (ii) a warrant to purchase up to 20,000,000 additional Class A ordinary shares. 50% of the warrant will be exercisable at US$6.312, with the remaining 50% exercisable at US$7.890. The Share Issuance was completed on July 23, 2025. The warrants shall be exercisable on October 23, 2025 and will expire on October 23, 2030.

On November 7, 2025, we entered into a share subscription agreement with Expansion Group Ltd, pursuant to which we agreed to issue to Expansion Group Ltd 5,000,000 Class B ordinary shares, at a price of US$0.4 per share, for a total consideration of US$2,000,000 (the “Class B Share Issuance”). The Class B Share Issuance was completed on December 22, 2025.

On December 12, 2025, we entered into a transaction agreement with Nova Lumina Limited (“Nova”), and its existing shareholders, YS Management Company Limited (“YSM”) and Ethereal Group Ltd (“Ethereal”) (collectively the “Sellers”) to acquire 100% of the equity interest of Nova from the Sellers. The total consideration consists of 102,578,839 of our Class A ordinary shares (the “Consideration Shares”) and a cash payment of US$22.0 million, based on a purchase price of US$1.0 per share of our Class A ordinary shares (the “Transaction”). 96,526,648 Class A ordinary shares and 6,052,191 Class A ordinary shares were issued to YSM and Ethereal, respectively, with an additional cash payment of US$22.0 million payable to Ethereal within 365 days after the closing of the Transaction. The Consideration Shares issued to YSM are subject to a lock-up period of five years from the closing date. The Transaction was completed on January 9, 2026.

Share Award Grants

We have granted share awards to certain of our employees, directors and consultants. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Share Incentives” in the 2025 Form 20-F.

DESCRIPTION OF PREFERRED SHARES

The particular terms of each issue or series of preferred shares will be described in the applicable prospectus supplement. This description will include, where applicable, a description of:

●	the title and nominal value of the preferred shares;

●	the number of preferred shares we are offering;

●	the liquidation preference per preferred share, if any;

●	the issue price per preferred share (or if applicable, the calculation formula of the issue price per preferred share);

●	whether preferential subscription rights will be issued to existing shareholders;

●	the dividend rate per preferred share, dividend period and payment dates and method of calculation for dividends;

●	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

●	our right, if any, to defer payment of dividends and the maximum length of any such deferral period;

●	the relative ranking and preferences of the preferred shares as to dividend rights (preferred dividend if any) and rights if we liquidate, dissolve or wind up our company;

●	the procedures for any auction and remarketing, if any;

●	the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

●	any listing of the preferred shares on any securities exchange or market;

●	whether the preferred shares will be convertible into our Class A ordinary shares or preferred shares of another category, and, if applicable, conditions of an automatic conversion into Class A ordinary shares, if any, the conversion period, the conversion price, or how such price will be calculated, and under what circumstances it may be adjusted;

●	voting rights, if any, of the preferred shares;

●	preemption rights, if any;

●	other restrictions on transfer, sale or assignment, if any;

●	a discussion of any material or special Cayman Islands or United States federal income tax considerations applicable to the preferred shares;

●	any limitations on issuances of any class or series of preferred shares ranking senior to or on a parity with the series of preferred shares being issued as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

●	any rights attached to the preferred shares regarding the corporate governance of our company, which may include, for example representation rights to the board of directors; and

●	any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred shares.

Our board of directors may cause us to issue from time to time, out of our authorized share capital (other than the authorized but unissued ordinary shares), series of preferred shares in their absolute discretion, subject to a re-classification of our authorized share capital to be approved by the shareholders and provided that before any preferred shares of any such series are issued, our board of directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series.

When we issue preferred shares under this prospectus and the applicable prospectus supplement, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

The issuance of preferred shares could adversely affect the voting power of holders of ordinary shares and reduce the likelihood that holders of ordinary shares will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of our Class A ordinary shares. The issuance of preferred shares also could have the effect of delaying, deterring or preventing a change in control of our company.

DESCRIPTION OF WARRANTS

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement that will be filed with the SEC in connection with the offering of such warrants.

General

We may issue warrants to purchase Class A ordinary shares. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

●	the title of such warrants;

●	the aggregate number of such warrants;

●	the price or prices at which such warrants will be issued and exercised;

●	the currency or currencies in which the price of such warrants will be payable;

●	the securities purchasable upon exercise of such warrants;

●	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

●	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

●	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

●	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

●	information with respect to book-entry procedures, if any;

●	any material Cayman Islands or United States federal income tax consequences;

●	the antidilution provisions of the warrants, if any; and

●	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

The following summary of certain provisions of the subscription rights does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the subscription rights that will be filed with the SEC in connection with the offering of such subscription rights.

General

We may issue subscription rights to purchase Class A ordinary shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which such underwriters will purchase any offered securities remaining unsubscribed for after such subscription rights offering. In connection with a subscription rights offering to our shareholders, we will distribute certificates evidencing the subscription rights and a prospectus supplement to our shareholders on the record date that we set for receiving subscription rights in such subscription rights offering.

The applicable prospectus supplement will describe the following terms of subscription rights in respect of which this prospectus is being delivered:

●	the title of such subscription rights;

●	the securities for which such subscription rights are exercisable;

●	the exercise price for such subscription rights;

●	the number of such subscription rights issued to each shareholder;

●	the extent to which such subscription rights are transferable;

●	if applicable, a discussion of the material Cayman Islands or United States federal income tax considerations applicable to the issuance or exercise of such subscription rights;

●	the date on which the right to exercise such subscription rights shall commence, and the date on which such rights shall expire (subject to any extension);

●	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

●	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

●	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right will entitle the holder of the subscription right to purchase for cash such amount of securities at such exercise price as shall be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights will become void.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the Class A ordinary shares purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF UNITS

The following summary of certain provisions of the units does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate evidencing the units that will be filed with the SEC in connection with the offering of such units.

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder, with the rights and obligations of a holder, of each security included in the unit. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date or upon the occurrence of a specified event or occurrence.

The applicable prospectus supplement will describe:

●	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any unit agreement under which the units will be issued;

●	any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

●	whether the units will be issued in fully registered or global form.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our operations are conducted in China, and most of our assets are located in China. In addition, all of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in United States courts judgments obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us and our officers and directors.

We have appointed [Cogency Global Inc.] as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the U.S. or of any state in the U.S. or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, has advised us that the courts of the Cayman Islands are unlikely to:

-	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

-	in original actions brought in the jurisdiction of the Cayman Islands, impose liabilities against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Maples and Calder (Hong Kong) LLP has informed us that in those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, and (e) is not inconsistent with a Cayman Islands judgment in respect of the same manner, impeachable on the grounds of fraud and is not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the United States. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hai Run Law Firm, our PRC legal adviser, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Hai Run Law Firm has advised us further that under PRC law, courts in the PRC will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there exists no treaty or other form of reciprocity between China and the United States governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the United States federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by United States courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a PRC court would enforce judgments rendered by a Cayman Islands court.

TAXATION

Certain income tax considerations relating to the purchase, ownership and disposition of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement relating to the offering of those securities.

SELLING SHAREHOLDERS

This prospectus covers the proposed sale from time to time by the selling shareholders identified in the table herein and/or their affiliates of up to an aggregate of 103,747,628 Class A ordinary shares held by the selling shareholders.

We have no assurance that the selling shareholders will sell any of the securities registered for sale hereunder. The selling shareholders may sell such securities to or through underwriters, dealers or agents or directly to purchasers or otherwise. See “Plan of Distribution.” The selling shareholders may also sell, transfer or otherwise dispose of some or all such securities in transactions exempt from the registration requirements of the Securities Act. Accordingly, we cannot estimate the number of Class A ordinary shares that the selling shareholders will sell under this prospectus.

The table below provides information about the ownership of the selling shareholders of our shares and the maximum number of Class A ordinary shares that may be offered from time to time by the selling shareholders hereunder. The selling shareholders may sell less than all of the shares listed in the table below.

The information in the following table and the related notes is based on information filed with the SEC or supplied to us by the selling shareholders. We have not sought to verify such information. Information about the selling shareholders may change over time. Any changed or new information given to us by the selling shareholders will be set forth in supplements to this prospectus, the accompanying prospectus or amendments to the registration statement, if and when necessary.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power percentage of that person, we have included shares and associated votes that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. The calculations are based on 123,514,110 ordinary shares outstanding as of the date of this prospectus, comprising of (i) 118,514,110 Class A ordinary shares, and (ii) 5,000,000 Class B ordinary shares.

Selling Shareholders:	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership†	% of Aggregate Voting Power††	Shares Registered Pursuant to this Registration Statement (Maximum number of Shares that may be sold)

YS Management Company Limited(1)	96,526,648	—	78.15%	15.61%	96,526,648
Ethereal Group Ltd(2)	5,995,730	—	4.85%	0.97%	5,995,730
Infinew Limited(3)	1,225,250	—	0.99%	0.20%	1,225,250

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

(1)	Represents 96,526,648 Class A ordinary shares directly held by YS Management Company Limited, which is 100% owned by Yif Liu. Consequently, Yif Liu may be deemed to beneficially own the ordinary shares held by YS Management Company Limited. The principle registered address of YS Management Company Limited is Room 1604, 16/F, OfficePlus@Sheung Wan, 93-103 Wing Lok Street, Sheung Wan, Hong Kong.

(2)	Represents 5,995,730 Class A ordinary shares directly held by Ethereal Group Ltd, which is 100% owned by Jiali Zhao. Consequently, Jiali Zhao may be deemed to beneficially own the ordinary shares held by Ethereal Group Ltd. The registered address of Ethereal Group Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	Represents 1,225,250 Class A ordinary shares directly held by Infinew Limited, which is 100% owned by Katherine Wang. Consequently, Katherine Wang may be deemed to beneficially own the ordinary shares held by Infinew Limited. The registered address of Infinew Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

PLAN OF DISTRIBUTION

The term “selling shareholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other transfer. We and/or any selling shareholders may sell the securities described in this prospectus from time to time in one or more of the following ways, including without limitation:

●	to or through underwriters or dealers;

●	directly to one or more purchasers;

●	through agents;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	settlement of short sales;

●	distributions to employees, members, limited partners or shareholders of the selling shareholders;

●	through the writing or settlement of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts and the writing of options;

●	by pledge to secured debts and other obligations;

●	privately negotiated transactions;

●	through a combination of any of these methods of sale; or

●	any other method permitted pursuant to applicable law.

Any prospectus supplement with respect to the offered securities, if required, will describe the terms of the offering, including the following, if applicable:

●	the name or names of any underwriters, dealers or agents;

●	any public offering or purchase price;

●	the proceeds from such sale;

●	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

●	any over-allotment options under which underwriters may purchase additional securities;

●	any delayed delivery arrangements;

●	the method of distribution of the securities;

●	any discounts or concessions allowed or reallowed or paid to dealers;

●	the terms of any agreement, arrangement or understanding entered into with the underwriters, brokers or dealers;

●	any securities exchanges on which the securities may be listed; and

●	any other information we or the selling shareholders think is important.

We or any selling shareholders may distribute the securities from time to time in one or more of the following ways:

●	at a fixed price or prices, which may be changed;

●	at market prices prevailing at the time of sale, including in “at the market” offerings;

●	at prices relating to such prevailing market prices;

●	at varying prices determined at the time of sale; or

●	at negotiated prices.

Such distributions may be effected:

●	in transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in transactions in the over-the-counter market;

●	in transactions otherwise than on such exchanges or in the over-the-counter market; or

●	through other types of transactions.

By Agents

We and/or any selling shareholders may designate agents who, unless otherwise indicated in the applicable prospectus supplement, will agree to use their best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. Any agent involved will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.

By Underwriters or Dealers

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. If we and/or the selling shareholders use underwriters for the sale of securities, they will acquire securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise stated in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase securities, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. The underwriter or underwriters with respect to a particular underwritten offering of securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable prospectus supplement.

If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Direct Sales

We and/or the selling shareholders may also sell securities directly without using agents, underwriters, or dealers.

General Information

We and/or the selling shareholders may enter into agreements with underwriters, dealers and agents that entitle them to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, may engage in transactions with, or perform services for, us or our subsidiaries, or the selling shareholders and their affiliates, in the ordinary course of business.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and/or the selling shareholders and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents used in the offer or sale of securities will be identified and their compensation described in an applicable prospectus supplement.

Selling Shareholders

The selling shareholders may sell Class A ordinary shares held by the selling shareholders, from time to time, using one or more of the methods described above. There can be no assurance, however, that the selling shareholders will sell any or all of their Class A ordinary shares pursuant to this prospectus.

The aggregate proceeds to the selling shareholders from the sale of the securities offered by them will be the purchase price of the securities less discounts or commissions, if any. The selling shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of securities to be made directly or through agents. We will not receive any proceeds from the sale of securities by the selling shareholders.

The selling shareholders may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities, from time to time, pursuant to this prospectus as supplemented or amended as and if necessary.

In connection with the sale of our securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell our securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as further supplemented or amended to reflect such transaction).

The selling shareholders may effect sales of securities in connection with forward sale, option or other types of agreements with third parties. Any distribution of securities pursuant to any forward sale agreement may be effected from time to time in one or more transactions that may take place through a stock exchange, including block trades or ordinary broker’s transactions, or through broker-dealers acting either as principal or agent, or through privately-negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated or fixed prices.

Class A ordinary shares may also be exchanged for satisfaction of selling shareholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers. In addition, a selling shareholder that is an entity may elect to make an in-kind distribution of securities to its members, partners or shareholders or purchase or redeem interests held in such entity by its members, partners or shareholders in exchange for securities, in each case pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or shareholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is our affiliate (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

If indicated in the applicable prospectus supplement, underwriters, brokers, dealers or agents will be authorized to solicit offers by certain institutional investors to purchase securities from the selling shareholders pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include, among others:

●	commercial and savings banks;

●	insurance companies;

●	pension funds;

●	investment companies; and

●	educational and charitable institutions.

In all cases, these purchasers must be approved by such selling shareholders. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject, and (b) if the securities are also being sold to underwriters, the selling shareholders must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

The selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Should the selling shareholders be deemed to be “underwriters,” the selling shareholders would be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares to be sold, the name of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the Class A ordinary shares, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by them.

EXPENSES RELATED TO THE OFFERING

We will incur printing costs, legal fees and expenses, accountants’ fees and expenses, and other listing and qualifications fees in connection with the offering of securities. Expenses of any of the securities offered by this prospectus will be set forth in the applicable prospectus supplement(s) relating to the offering of those securities. We will pay all expenses in connection with the distribution of the ordinary shares being sold by the selling shareholders, except for the underwriting discounts and selling commissions payable by, and all legal fees and expenses of legal counsel for, the selling shareholders, if any.

LEGAL MATTERS

We are being represented by Han Kun Law Offices LLP with respect to certain legal matters of United States federal securities and New York state law. The validity of the Class A ordinary shares offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Hai Run Law Firm. Han Kun Law Offices LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Hai Run Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of AIFU Inc. as of and for the years ended December 31, 2024 and 2025, incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2025, have been audited by Enrome LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Enrome LLP is 143 Cecil Street, #19-03/04 GB Building Singapore 069542.

The consolidated financial statements of AIFU Inc. for the year ended December 31, 2023, incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2025, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Deloitte Touche Tohmatsu Certified Public Accountants LLP is Shenzhen Branch9/F China Resources Building5001 Shennan Road East Shenzhen 518010, PRC.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. You can also find information on our website http://ir.aifugroup.com. The information contained on our websites is not a part of this prospectus.

This prospectus is part of a registration statement we have filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information on us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference in this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the following documents:

●	our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed on April 28, 2026;

●	our current report on Form 6-K, including the exhibits attached thereto, furnished with the SEC on April 29, 2026;

●	the description of our securities contained in the Registration Statement on Form 8-A filed with the SEC on October 25, 2007, and any other amendment or report filed for the purpose of updating such description;

●	any future annual reports on Form 20-F filed with the SEC after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus; and

●	any future reports on Form 6-K that we furnish to the SEC after the date of this prospectus that are identified in such reports as being incorporated by reference in this prospectus.

Our annual report for the fiscal year ended December 31, 2025 contains a description of our business and audited consolidated financial statements with a report by our independent auditor. The consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

AIFU Inc.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street

Shenzhen, 518055

People’s Republic of China

+86 755 22671879

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Companies Act of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against dishonesty, willful default or fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers for the time being and from time to time, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person's willful neglect or default, in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning or in any way related to our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Under the indemnification agreements with our directors and executive officers, the form of which was filed as Exhibit 10.3 to our registration statement on Form F-1, as amended (File No. 333-146605), we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Any underwriting agreement entered into in connection with an offering of our securities may also provide for indemnification of us and our officers and directors in certain cases.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 9. EXHIBITS

See Exhibit Index beginning on page II-4 of this registration statement.

ITEM 10. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii) Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iv) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this item do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on April 17, 2025 and effective on May 21, 2025 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F, filed with the Commission on April 28, 2026)
4.1	Registrant’s Specimen Certificate for Class A Ordinary Shares
4.2*	Certificate of Designation for Preferred Shares
4.3*	Registrant’s Specimen of Warrant Certificate
4.4*	Form of Warrant Agreement
4.5*	Form of Subscription Rights Agreement
4.6*	Form of Subscription Rights Certificate
4.7*	Specimen Unit Certificate
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the securities being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Hai Run Law Firm regarding certain PRC law matters
23.1*	Consent of Enrome LLP, an independent registered public accounting firm
23.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.4*	Consent of Hai Run Law Firm (included in Exhibit 8.2)
24.1	Power of attorney (included on signature page hereof)
107*	Calculation of Filing Fee Table

*	To be filed as an exhibit to an amendment to this registration statement or as an exhibit to a report filed under the Exchange Act and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China on         , 2026.

AIFU Inc.

By:
Name:	Mingxiu Luan
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Mingxiu Luan and Huaguang Huang as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as each such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registration statement has been signed by the following persons on           , 2026 in the capacities indicated.

Signature	Title

Chief Executive Officer and Vice-Chairperson of the Board of Directors
Name: Mingxiu Luan	(Principal Executive Officer)

Chief Financial Officer
Name: Huaguang Huang	(Principal Financial and Accounting Officer)

Independent Director
Name: Kunlin Li

Independent Director
Name: Changfu Li

Independent Director
Name: Jianyun Ye

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of AIFU Inc. has signed this registration statement or amendment thereto in New York, New York on          , 2026.

Authorized U.S. Representative

Cogency Global Inc.

By:
Name:
Title: